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                                  Filed by Crescent Real Estate Equities Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                          Subject Company: Crescent Real Estate Equities Company
                                                   Commission File No. 001-13038


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[CRESCENT REAL ESTATE EQUITIES COMPANY LOGO]

                                                                  PRESS RELEASE

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               CRESCENT REAL ESTATE ANNOUNCES AGREEMENT WITH COPI
                             AND RECOVERY OF ASSETS

FORT WORTH, TEXAS, February 14, 2002--Crescent Real Estate Equities Company (NYSE:CEI) ("Crescent") announced that it has reached an agreement (the "Agreement") with Crescent Operating, Inc. ("COPI") under which Crescent will immediately receive COPI's lease interests in eight of Crescent's resort/hotel properties and the voting interests in substantially all of Crescent's residential development corporations and related entities. The remainder of the assets will be received in the near term. The Agreement stipulates that Crescent will assist and provide funding to COPI for the implementation of a prepackaged bankruptcy of COPI. In addition, it provides for the distribution to COPI's stockholders of Crescent common shares in an amount that will be determined by reference to the claims, costs and expenses of COPI's bankruptcy and related transactions. The Agreement and the related transactions fall within the financial guidelines disclosed in Crescent's press release dated January 23, 2002.

According to John C. Goff, Chief Executive Officer of Crescent, "As you know from our previous press release and investor conference call on January 23rd regarding our termination of the original agreement to acquire certain COPI assets, we have been negotiating with COPI to reach an alternative mutually acceptable resolution enabling us to acquire the assets in a timely manner. The Agreement we have now signed with COPI achieves this by providing for the immediate acquisition by Crescent of the assets.

"With respect to the operating interest that COPI owns in the tenant of the AmeriCold temperature-controlled logistics properties, REIT tax rules prohibit Crescent from acquiring or owning the interest. Crescent, therefore, plans to acquire the interest from COPI through a separate entity, that will be owned by Crescent's shareholders, for approximately $15.5 million, which will be applied under COPI's bankruptcy plan to payment of COPI's bank debt.

"The shareholders of COPI will be asked to approve a prepackaged bankruptcy plan for COPI that will provide for the described transactions and that will provide for the issuance of Crescent common shares to COPI stockholders, following confirmation of COPI's bankruptcy plan. Crescent has agreed to provide approximately $14.0 million to Crescent Operating in the form of cash and common shares of Crescent to fund costs, claims and expenses relating to the bankruptcy and related transactions, and to provide for the distribution of Crescent


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common shares to the Crescent Operating stockholders. The number of Crescent common shares to be issued to the COPI stockholders will be determined by reference to the aggregate claims, costs and expenses incurred by Crescent and COPI in connection with the COPI bankruptcy and related transactions. Crescent anticipates that the value of the common shares issued will be approximately $5.0 to $8.0 million, or approximately $.46 to $.74 per share of COPI common stock. The final amount, which will not be determined until the confirmation of COPI's bankruptcy plan, could vary substantially from this estimate."

Goff concluded, "Our current expectation is that the COPI prepackaged bankruptcy will be confirmed at the end of the summer. At that time, the agreed-upon number of Crescent shares will be distributed to the COPI stockholders, and the new entity to be distributed to Crescent's shareholders will purchase COPI's operating interest in the AmeriCold tenant. The completion of this process, however, will require that a number of conditions be fulfilled, including the vote of COPI's stockholders and creditors and approval by the bankruptcy court."

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are generally characterized by terms such as "believe," "expect" and "may."

Although Crescent believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the terms of the COPI bankruptcy and its effect on Crescent could differ materially from those described in the forward-looking statements.

The following factors might cause such a difference:

       o Crescent's inability to obtain the confirmation of a prepackaged bankruptcy plan of COPI binding all creditors and stockholders;

       o The inability of Crescent successfully to integrate the lessee interests in the resort/hotel properties and the voting interests in its residential development corporations and related entities with its current business and operations;

       o The inability of Crescent to complete the distribution to its shareholders of the shares of a new entity to purchase the AmeriCold tenant interest from COPI;

       o Further deterioration in the resort/business-class hotel markets or in the market for residential land or luxury residences, including single-family homes, townhomes and condominiums, or in the economy generally;

       o Further adverse conditions in the temperature-controlled logistics business (including both industry-specific conditions and a general downturn in the economy) which may further jeopardize the ability of the tenant of the temperature-controlled logistics properties to pay all rent due and the resulting adverse impact on the value of Crescent's investment in the owner of the properties;

       o Financing risks, such as the ability to generate revenue sufficient to service and repay existing or additional debt, the ability to meet applicable debt covenants, the ability to fund the share repurchase program, increases in debt service associated with increased debt and with variable-rate debt, and the ability to consummate financings and refinancings on favorable terms and within any applicable time frames;

       o The existence of complex regulations relating to Crescent's status as a REIT, the effect of future changes in REIT requirements as a result of new legislation and the adverse consequences of the failure to qualify as a REIT; and

       o Other risks detailed from time to time in Crescent's filings with the Commission.



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Given these uncertainties, readers are cautioned not to place undue reliance on such statements. Crescent is not obligated to update these forward-looking statements to reflect any future events or circumstances.

IMPORTANT INFORMATION

COPI filed a preliminary proxy statement with the Securities and Exchange Commission on February 14, 2002 in connection with the proposals to be voted upon at a Special Meeting of Stockholders of COPI to be held as soon as practicable. COPI intends to mail the definitive proxy statement to each stockholder of record on the record date upon clearance from the Commission. In connection with the proposed transaction, Crescent will file an exchange offer prospectus and a registration statement with the Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS REGARDING THE TRANSACTION DESCRIBED ABOVE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from Crescent by directing a request to Crescent Real Estate Equities Company, Investor Relations, 777 Main Street, Suite 2100, Fort Worth, Texas 76102, (817) 321-1412 or from COPI by directing a request to Crescent Operating, Inc., Investor Relations, 777 Taylor Street, Suite 1050, Fort Worth, Texas 76102, (817) 339-2200. It is anticipated that the definitive joint proxy statement / prospectus will be mailed to COPI stockholders in April 2002.

Crescent and COPI and their respective officers and directors may be considered participants in the solicitation of the COPI stockholders. Information regarding their positions and security holdings is available in the public filings of COPI and Crescent, which are available at the Commission's web site at www.sec.gov. Stockholders of COPI may obtain additional information regarding the interests of the participants and additional information by reading the definitive joint proxy statement / prospectus when it becomes available.

ABOUT THE COMPANY

Crescent Real Estate Equities Company (NYSE: CEI) is one of the largest publicly held real estate investment trusts in the nation and, through its subsidiaries, owns and manages some of the country's most desirable properties. Its portfolio consists primarily of 75 office buildings totaling over 28 million square feet located in six states and 26 sub-markets primarily in the southwestern U.S., as well as world-renowned luxury resorts and spas and upscale residential developments.

FOR MORE INFORMATION

Investors: Jane E. Mody, Executive Vice President, Capital Markets, (817) 321-1086; Jerry R. Crenshaw, Chief Financial Officer, (817) 321-1492 or Keira B. Moody, Vice President, Investor Relations, (817) 321-1412
Media: Sandra Porter, Director of Public Relations, (817) 321-1460




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